UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2023	Commission File Number: 001-15160

Brookfield Corporation
(Name of Registrant)

Brookfield Place
Suite 100
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

This Report on Form 6-K is incorporated by reference into the registration statements of Brookfield Corporation on Form F-3 (File Nos. 333-182656, 333-255310 and 333-261528) and on Form S-8 (File Nos. 333-129631, 333-178260, 333-184108, 333-204848, 333-214948, 333-233871 and 333-268020) and the registration statements of Brookfield Corporation, Brookfield Finance II Inc. and Brookfield Finance Inc. on Form F-10 (File Nos. 333-267243, 333-267243-01 and 333-267243-02) and Brookfield Capital Finance LLC, Brookfield Finance I (UK) plc, Brookfield Finance (Australia) Pty Ltd and Brookfield Finance II LLC on Form F-3 (File Nos. 333-267244, 333-267244-01, 333-267244-02 and 333-267244-03).

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Certificate and Articles of Amendment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD CORPORATION

Date: June 9, 2023	By:	/s/ Swati Mandava
		Name:	Swati Mandava
		Title:	Managing Director, Legal & Regulatory